4150 E. Fifth Avenue Columbus, Ohio 43219
March 29, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director
Re:	Retail Ventures, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 30, 2009
Form 10-Q/A for the Quarterly Period Ended August 1, 2009
Filed December 15, 2009
Form 10-Q for Period Ended October 31, 2009
Filed December 15, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 29, 2009
File No. 001-10767
Dear Mr. Owings:
We have received the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the letter dated March 18, 2010, in connection with the above-captioned filings (the “Additional Comment Letter”).
Our responses to the Staff’s comments in this letter are numbered to correspond to the numbers contained in the Additional Comment Letter. We have included each of the Staff’s comments in italics with our response below each one. In our responses we have noted certain clarifications that we will provide in future filings.
Where we provide proposed revisions to existing disclosure, all deletions are in brackets, all additions are in all capital letters and any revised numbers in tables are bolded. We refer to Retail Ventures, Inc. as “RVI”, “Retail Ventures” or “the Company” and DSW Inc. as “DSW” in our responses.
We respectfully respond to the comments as follows:

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 29, 2010

Form 10-Q for the Quarterly Period Ended August 1, 2009, Amendment No. 1
Note 15. Restatement of Financial Statements, page 27
1.	You indicate Retail Ventures did not assume the rights and obligations related to the Pension Plan until after the end of its third quarter of 2009 whereas you had previously disclosed that you recorded a liability for guarantees related to certain employee benefit plans. Please explain to us whether there were specific facts that changed resulting in the correction other than your reconsideration of accounting for the benefit plan. Further, please tell us and clarify the specific facts and accounting guidance considered in determining the benefit plan was more appropriately accounted for in continuing operations.

The Company originally applied Accounting Standards Codification (“ASC”) 460-10 (formerly Financial Accounting Standards Board Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others) to the guarantee of the Filene’s Basement Pension Plan (“Plan”) liability for the sale of Filene’s Basement. However, paragraph A19.a of Appendix A to FIN 45, includes a specific exception to pension costs:
A19. The Board decided to exclude certain guarantee contracts from the scope of this Interpretation. Those contracts and the reasons for excluding them follow.
a. A guarantee or an indemnification that is excluded from the scope of Statement 5 under paragraph 7 of that Statement. The scope of this Interpretation should not be broader than the Statement it interprets. Thus, those items not within the scope of Statement 5 are also not within the scope of this Interpretation. That paragraph (as amended) indicated that the accounting for pension costs, for vacation pay, and for deferred compensation contracts and stock issued to employees are excluded from the scope of Statement 5. The accounting for other employment related costs is also excluded except for postemployment benefits that become subject to the provisions of Statement 5 through application of FASB Statement No. 112, Employers’ Accounting for Postemployment Benefits.
Accordingly, the relevant accounting literature was determined to be in ASC 715-30 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits). As follows, the Additional Implementation Guidance in section C15 to Appendix C of SFAS No. 88 addresses the treatment of a pension benefit obligation as part of the sale of a component of an entity.
Q — If as part of the sale of a component of an entity (refer to the question in paragraph C37) there is a transfer of a pension benefit obligation to the purchaser (that is, the purchaser assumes the pension benefit obligation for specific employees), do both a settlement and a curtailment occur?

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 29, 2010

A — A settlement occurs if the criteria in paragraph 3 are satisfied (that is, the transfer of the pension benefit obligation is an irrevocable action that relieves the employer or the pension plan of primary responsibility for the pension benefit obligation and eliminates significant risks and rewards related to the pension benefit obligation and the plan assets used to effect the settlement). If there is any reasonable doubt that the purchaser will meet the pension benefit obligation assumed under the sales agreement and the seller remains contingently liable for that pension benefit obligation, a settlement does not occur.
A curtailment occurs if the sale significantly reduces the expected years of future service of present employees covered by the employer’s pension plan. Even if a curtailment does not occur, the effects of the reduction in the work force should be considered for purposes of determining the gain or loss on the sale. Refer to the question in paragraph C25.
At the time it identified the error in applying FIN 45 to the Plan the Company did not believe that within six months after having sold Filene’s Basement that it could reasonably assert that it met the “any reasonable doubt” standard of not assuming the pension obligation required for settlement accounting. The Company then restated its accounts to reflect the situation as if it had never eliminated the Plan.

In determining the classification of ongoing expense for the Plan, the Company considered the nature of the Plan expense. The Plan is frozen and participants are no longer earning additional pension benefits. The only components of net periodic service cost each year are interest cost, return on plan assets, and amortization of gains and losses. The Company referenced ASC 205-20-45 (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets) which provides the following:
Adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entity in a prior period shall be classified separately in the current period in discontinued operations.
The ongoing costs associated with the Plan are not directly related to the former Filene’s Basement operations and the continuing cost of the Plan do not directly relate to the service provided by Filene’s Basement employees. The Company made a financing decision not to settle the pension obligation at the time Filene’s Basement was sold, and made a second decision not to fully fund the Pension obligation.

The Company believes that as a result of this funding decision, the ongoing costs of the Plan are appropriately recorded in continuing operations.

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 29, 2010

Form 10-Q for the Quarterly Period Ended October 31, 2009
Note 16. Subsequent Events, page 29
2.	We note you assumed the rights and obligations related to the liquidating Filene’s Basement defined benefit pension plan as part of the settlement agreement and liquidating Filene’s Basement and the creditors’ committee agreed to allow certain general unsecured claims for amounts owed to Retail Ventures and DSW. Please expand your disclosure to the extent possible to quantify your obligations and the “certain” amounts and the nature thereof.

If applicable in future filings we will provide additional disclosure regarding the settlement agreement related to certain general unsecured claims as follows:

[As previously disclosed in RVI’s Current Report on Form 8-K filed with the SEC on September 28, 2009,]RVI and DSW entered into a settlement agreement, dated September 25, 2009, with liquidating Filene’s Basement and its related debtors and the Official Committee of Unsecured Creditors appointed in the Chapter 11 case for the debtors. On November 3, 2009, the settlement agreement was approved by the Bankruptcy Court for the District of Delaware. As a result of the court’s approval of the settlement agreement, RVI’s claims in respect of $52.6 million in notes receivable from liquidating Filene’s Basement were released; RVI assumed the rights and obligations related to (and agreed to indemnify liquidating Filene’s Basement with regard to certain matters arising out of) the liquidating Filene’s Basement defined benefit pension plan; and liquidating Filene’s Basement and the creditors’ committee agreed to allow RVI certain general unsecured claims REPRESENTING (I) $6.36 MILLION FOR AMOUNTS PAID ON ACCOUNT OF GUARANTEES PROVIDED BY RVI TO CERTAIN FACTORS OF LIQUIDATING FILENE’S BASEMENT;(II) $3.0 MILLION FOR AMOUNTS OWED BY LIQUIDATING FILENE’S BASEMENT TO RVI FOR INVENTORY PURCHASED FOR LIQUIDATING FILENE’S BASEMENT PRIOR TO APRIL 21, 2009; (III) $2.3 MILLION ATTRIBUTABLE TO A NEGOTIATED SETTLEMENT OF AMOUNTS PAID ON ACCOUNT OF GUARANTEES PROVIDED BY RVI TO LANDLORDS OF LIQUIDATING FILENE’S BASEMENT, AMOUNTS PAID OR REQUIRED TO BE PAID BY RVI IN CONNECTION WITH CERTAIN LITIGATION TO WHICH RVI AND LIQUIDATING FILENE’S BASEMENT ARE BOTH PARTIES AND ANY ADDITIONAL AMOUNTS THAT MAY BE OWED BY LIQUIDATING FILENE’S BASEMENT TO RVI. DSW’S ALLOWED GENERAL UNSECURED CLAIM UNDER THE SETTLEMENT AGREEMENT IS $0.5 MILLION. The parties also agreed to certain provisions affecting the proper allocation of proceeds paid to RVI or liquidating Filene’s Basement in connection with specified third party litigation and to certain provisions related to the debtors’ recovery from third parties that are the beneficiaries of letters of credit or hold collateral related to workers’ compensation claims. The settlement agreement also provides for certain mutual releases among the debtors, the creditors’ committee, RVI, DSW and other parties.
The Settlement Agreement, dated as of September 25, 2009, by and among Retail Ventures, Inc., DSW Inc., FB Liquidating Estate, Inc., FB Services LLC, FB Leasing Services LLC and the Official

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 29, 2010

Committee of Unsecured Creditors was filed as Exhibit 10.2 to Form 10-Q for the Quarterly Period Ended October 31, 2009.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Liquidity and Capital Resources Considerations Relating to Filene’s Basement Disposition, page 41
3.	You disclose Retail Ventures has become responsible for maintaining the defined benefit pension plan of Filene’s Basement and any contributions required to be made could negatively affect your liquidity. Please expand your disclosure to clarify what maintaining the plan entails; for example, if you will continue to contribute annually the amount required to meet ERISA funding standards and so forth.

In its Annual Report on Form 10-K for the year ended January 30, 2010, which the Company expects to timely file by April 15, 2010, in the Liquidity and Capital Resources section of Management’s Discussion and Analysis, the Company will disclose its funding obligation for the Plan for the next year in accordance with the minimum funding standards of ERISA. The Contractual Commitment table in Management’s Discussion and Analysis will also include estimates of the required funding for the next five years.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 19
Components of Executive Compensation and the Design of NEO Compensation Programs, page 20
4.	We note your response to comment 14 of our letter dated January 29, 2010. Please confirm that you will include this information, as applicable, in future filings. Please also revise to identify the source of the survey data that reflects the regressed revenue slope.

We confirm that the information, as applicable, will be included in future filings and the source of the survey will also be identified.
Additional Fiscal Year 2008 Compensation Decisions, page 29
Grant of Retention Payment, page 30
5.	We note your response to comments 16, 17, 18 and 19 of our letter dated January 29, 2010. Please confirm that you will include this information, as applicable, in future filings.

We confirm that the information, as applicable, will be included in future filings.

United States Securities and Exchange Commission Division of Corporation Finance H. Christopher Owings, Assistant Director	March 29, 2010

If you have any questions regarding any of the foregoing, please contact the undersigned at (614) 238-4135.
Thank you for your assistance with this matter.

Very truly yours,
/s/ James A. McGrady
Chief Executive Officer, President, Chief Financial Officer, and Treasurer
cc:	Julie Davis Harvey Sonnenberg Ron Barusch (Skadden Arps)